UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

     GRUPO AEROPORTUARIO DEL PACIFICO
REPORTS PASSENGER TRAFFIC INCREASE OF 6.3%
FOR JANUARY 2007

Guadalajara, Jalisco, Mexico, February 8, 2007 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today announced terminal passenger traffic figures for the month of January 2007 compared to traffic figures for January 2006.

During January 2007, total terminal passenger increased 6.3% compared to January 2006, driven by domestic passenger traffic, which grew 17.5%.

Compared to January 2006, domestic terminal traffic registered a net increase of 167.8 thousand passengers, mainly driven by passenger traffic growth at the Guadalajara, Tijuana, Bajio, La Paz, Los Cabos, Los Mochis, Puerto Vallarta and Aguascalientes airports. The airports with the most notable increases were Guadalajara with 70.4 thousand passengers, Tijuana with 61.7 thousand passengers, Bajio with 13.2 thousand passengers, La Paz with 11.2 thousand passengers, Los Cabos with 8.4 thousand passengers, Los Mochis with 7.1 thousand passengers, Puerto Vallarta with 6.5 thousand passengers and Aguascalientes with 1.1 thousand passengers (representing a total increase of 179.6 thousand domestic passengers in January 2007, compared to January 2006). In the cases of Guadalajara, Bajio, Los Mochis, La Paz, Puerto Vallarta, Los Cabos and Tijuana, the increases continue to be largely attributable to the routes operated by the low-cost carriers (LCC’s) such as Interjet, Volaris, Alma, Click, VivaAerobus and Avolar.

At the same time, GAP experienced declines in domestic passenger traffic at the airports of Mexicali with 5.3 thousand passengers, Manzanillo with 2.9 thousand passengers, Morelia with 2.6 thousand passengers and Hermosillo with 0.9 thousand passengers, representing a total decrease of 11.7 thousand domestic passengers at these airports compared to January 2006.

International terminal passenger traffic in January 2007 declined 6.8% compared to January 2006 despite growth at the Manzanillo airport of 1.9 thousand passengers, La Paz with 1.8 thousand passengers, Aguascalientes with 1.4 thousand passengers and Tijuana with 0.9 thousand passengers, representing a total increase of 6.0 thousand international passengers at these airports compared to January 2006.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Decreases in international passenger traffic at the Guadalajara, Bajio and Morelia airports was possibly a result of the substitution effect as several of the LCC’s have increased the number of frequencies to and from Tijuana. This resulted in numerous passengers choosing to fly to the U.S. via Tijuana due to lower fares, therefore decreasing traffic on flights to and from California.

Decreases in international passenger traffic at the Hermosillo airport resulted from the suspension of Hermosillo-Los Angeles route operated by Aerocalifornia. However, we expect that this airport will see a resumption of some of this traffic next month upon the reinitiation of the above-mentioned route by Delta Airlines.

It is important to mention that the decreases in international traffic at the Los Cabos and Puerto Vallarta airports were due to the effect of Hurricane Wilma, which took place in 2005. During 2005, these destinations experienced higher passenger traffic due to the effects of the hurricane, which caused damages to other tourist destinations and airports located in Gulf of Mexico region, and thus drove passenger traffic to GAP’s regions.

Domestic Terminal Passengers (in thousands):

Airport	Jan-06	Jan-07	% Change
Guadalajara	284.9	355.3	24.7%
Tijuana	297.9	359.6	20.7%
Puerto Vallarta	45.6	52.1	14.3%
Los Cabos	38.4	46.8	21.8%
Hermosillo	87.3	86.4	-1.1%
Bajio	51.8	65.0	25.3%
Morelia	28.8	26.2	-8.8%
Mexicali	44.9	39.6	-11.8%
La Paz	33.0	44.2	33.9%
Aguascalientes	18.7	19.8	5.9%
Manzanillo	10.9	8.0	-26.2%
Los Mochis	14.5	21.6	49.1%
Total	956.9	1,124.7	17.5%

International Terminal Passengers (in thousands):

Airport	Jan-06	Jan-07	% Change
Guadalajara	227.5	206.1	-9.4%
Tijuana	0.9	1.8	90.5%
Puerto Vallarta	276.9	265.6	-4.1%
Los Cabos	191.1	172.6	-9.7%
Hermosillo	10.1	9.0	-11.0%
Bajio	47.5	46.3	-2.6%
Morelia	31.9	24.0	-24.9%
Mexicali	0.3	0.3	9.3%
La Paz	3.0	4.8	60.3%
Aguascalientes	9.4	10.8	15.2%
Manzanillo	20.9	22.8	8.9%
Los Mochis	1.0	0.7	-33.7%
Total	820.5	764.6	-6.8%

Total Terminal Passengers (in thousands):

Airport	Jan-06	Jan-07	% Change
Guadalajara	512.4	561.3	9.6%
Tijuana	298.9	361.4	20.9%
Puerto Vallarta	322.5	317.7	-1.5%
Los Cabos	229.6	219.4	-4.4%
Hermosillo	97.5	95.4	-2.1%
Bajio	99.4	111.2	12.0%
Morelia	60.7	50.2	-17.3%
Mexicali	45.2	39.9	-11.7%
La Paz	36.0	49.0	36.1%
Aguascalientes	28.0	30.5	9.0%
Manzanillo	31.8	30.8	-3.2%
Los Mochis	15.5	22.3	43.7%
Total	1,777.4	1,889.3	6.3%

Low-Cost Carriers

At the close of January 2007, the weekly schedule of flights operated by LCC’s increased by 9 weekly segments compared to December 2006. As a result, GAP’s airports currently have a total of 596 segments, totaling 38 routes operated by LCC’s.

In January 2007, a total of 333 thousand passengers were transported by LCC’s, representing 29.59% of domestic passenger traffic for the month.

Currently, LCC’s operate at nine out of the Company’s twelve airports.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: February 9, 2007